UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

October 16, 2019

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attention: Ms. Samantha Brutlag

Re:	Fisher Investments Institutional Group Stock Fund for Retirement Plans

Fisher Investments Institutional Group ESG Stock Fund for Retirement Plans

Fisher Investments Institutional Group Fixed Income Fund for Retirement Plans

Fisher Investments Institutional Group ESG Fixed Income Fund for Retirement Plans

Fisher Investments Institutional Group All Foreign Equity Environmental and Social Values Fund

Fisher Investments Institutional Group U.S. Small Cap Equity Fund

Fisher Investments Institutional Group U.S. Large Cap Equity Environmental and Social Values Fund

Unified Series Trust (“Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Brutlag:

Below please find our supplemental response to your final comment with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Post-Effective Amendments on Form N-1A filed August 2, 2019 for the purpose of forming seven new series, the Fisher Investments Institutional Group Stock Fund for Retirement Plans and Fisher Investments Institutional Group ESG Stock Fund for Retirement Plans, and the Fisher Investments Institutional Group Fixed Income Fund for Retirement Plans (the “Retirement Plan Funds”) and Fisher Investments Institutional Group ESG Fixed Income Fund for Retirement Plans, the Fisher Investments Institutional Group All Foreign Equity Environmental and Social Values Fund, the Fisher Investments Institutional Group U.S. Small Cap Equity Fund, and the Fisher Investments Institutional Group U.S. Large Cap Equity Environmental and Social Values Fund (the “Funds”).

(1)	Comment: Each of the Funds includes language permitting the Adviser to liquidate an account in the Adviser’s discretion if the account was established for a person who does not qualify as an investor. Please describe the procedures for determining ineligibility and for liquidating an account, and include examples.

Response: All of the Funds are available only to retirement plans. The Retirement Plan Funds are available only through the Adviser’s Personalized Retirement Outcomes offering (or other services provided by the Adviser). The Adviser reserves the right to terminate an account if an account is permitted to be opened in error by an individual or entity that is not a retirement plan that is authorized to offer the Funds to its participants. It is unlikely that such an account would be opened in error, given the safeguards that the Adviser, its transfer agent and certain intermediaries have put in place to detect and prevent this circumstance. However, should an account be opened in error, the Adviser, the Funds’ transfer agent, and/or the intermediary will take immediate action to liquidate the ineligible account and to return the proceeds to the owner of the account within the time period required by the Investment Company Act of 1940, subject to deposits into the account having cleared. The account owner or intermediary would be notified immediately upon detection of the account opening.

As an example, Individual A is a natural person who has located one of the Funds in an internet search and decides to make an investment. Individual A contacts Platform X, where individual A has an account, to make a purchase of the Fund. Platform X already has procedures in place to verify whether the account is eligible, and would block the transaction as ineligible. However, if an error is made and Individual A is permitted to purchase the Fund, the intermediary and/or the Adviser expect to detect promptly that an account was opened in error. The intermediary and the Adviser would then take immediate steps to liquidate the account.

As another example, Individual A is a natural person who has located one of the Funds in an internet search and decides to make an investment. Individual A contacts the transfer agent to open a direct account. The transfer agent has procedures in place to prevent the account from being opened, and rejects the application as being ineligible. If an error is made and Individual A is permitted to purchase the Fund, the transfer agent and/or the Adviser expect to detect promptly that an account was opened in error. The transfer agent and the Adviser would then take immediate steps to liquidate the account.

As another example, Retirement Plan A is interested in adding the four Retirement Plan Funds to its fund offerings. Retirement Plan A contacts Platform X to gain access to the Funds, but Retirement Plan A has not entered into an agreement with the Adviser for its services. Platform X already has procedures in place to verify whether the account is eligible, and would block the transaction as ineligible. However, if an error is made and Retirement Plan A is permitted to purchase the Funds, the intermediary and/or the Adviser expect to detect promptly that an account was opened in error. The intermediary and the Adviser would then take immediate steps to either put the appropriate agreement in place between the Adviser and Retirement Plan A, or would notify Retirement Plan A that the account needs to be liquidated. If participants of Retirement Plan A have invested in the Funds, the intermediary and the Adviser would work with Retirement Plan A to exchange those investments with other plan offerings in an orderly manner.

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to:	Mr. David R. Carson, President, Unified Series Trust

Mr. Donald S. Mendelsohn, Esq., Thompson Hine LLP